EXHIBIT 99.1

eFuture Announces Extraordinary General Meeting of Shareholders

BEIJING, Nov. 10, 2016 (GLOBE NEWSWIRE) -- eFuture Holding Inc. (“eFuture” or the “Company”) (NASDAQ:EFUT), a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held at 10 a.m. Beijing Time on December 20, 2016, at the Company’s offices at Room A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road, Beijing, People's Republic of China, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated September 23, 2016, by and among Shiji (Hong Kong) Limited ("Parent"), eFuture CI Limited ("Merger Subsidiary"), a wholly-owned subsidiary of Parent, and the Company, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Appendix I to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated thereby (including the Merger, as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, Merger Subsidiary will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent in accordance with Cayman Islands Companies Law. If completed, the Merger will result in the Company becoming a privately held company. eFuture’s ordinary shares (the “Shares”) will no longer be listed on NASDAQ Capital Market. In addition, the Shares will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

The special committee, composed solely of independent directors, acting with full power and authority delegated by the board of directors of the Company, unanimously approved and authorized the Company entering into the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger) and resolved to recommend that the Company’s shareholders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the transactions contemplated thereby (including the Merger).

Shareholders of record as of the close of business in the Cayman Islands on November 9, 2016 will be entitled to attend and vote at the EGM.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the Securities and Exchange Commission (“SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov). In addition, the Company’s proxy materials (including the definitive proxy statement) will be mailed to shareholders.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for the proxy statement and other materials that have been or will be filed with or furnished to the SEC.

ABOUT EFUTURE HOLDING INC.

eFuture Holding Inc. (Nasdaq:EFUT) is a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries. eFuture's clients include 1,000+ active retailers with more than 50,000 physical stores across China, of which about 45% were ranked among the top 100 chain retailers during 2015. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date hereof, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

Investor Contact:
Troe Wen, Company Secretary
eFuture Holding Inc.
+86 10 50916128
ir@e-future.com.cn